Exhibit 1

Company Contacts

Niran Baruch,	Roger L. Chuchen
Chief Financial Officer	VP, Investor Relations
AudioCodes	AudioCodes
Tel: +972-3-976-4000	Tel: +1-732-764-2552
niran.baruch@audiocodes.com	roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share

Or Yehuda, Israel – August 4, 2026 -

Second Quarter Highlights

●	Quarterly revenues increased by 3.1% year-over-year to $63 million;

●	Quarterly services revenues increased by 6.2% year-over-year to $34.6 million;

●	GAAP results:

o	Quarterly GAAP gross margin was 65.7%;

o	Quarterly GAAP operating margin was 5.1%;

o	Quarterly GAAP net income was $0.5 million, or $0.02 per diluted share.

●	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 65.8%;

o	Quarterly Non-GAAP operating margin was 7.4%;

o	Quarterly Non-GAAP net income was $3.9 million, or $0.15 per diluted share;

●	Net cash provided by operating activities was $6.1 million for the quarter.

●	AudioCodes repurchased 950,133 of its ordinary shares during the quarter at an aggregate cost of $8.9 million.

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 1 of 9

Details

AudioCodes (NASDAQ: AUDC) (the “Company”), a global leader in enterprise voice and VoiceAI business solutions, today announced its financial results for the second quarter ended June 30, 2026.

Revenues for the second quarter of 2026 were $63 million compared to $61.1 million for the second quarter of 2025.

Net income was $0.5 million, or $0.02 per diluted share, for the second quarter of 2026 compared to net income of $0.3 million, or $0.01 per diluted share, for the second quarter of 2025.

On a Non-GAAP basis, net income was $3.9 million, or $0.15 per diluted share, for the second quarter of 2026 compared to $4.1 million, or $0.14 per diluted share, for the second quarter of 2025.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies. Non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income and non-GAAP operating margin exclude: (i) share-based compensation expenses and (ii) amortization expenses related to intangible assets. Reconciliations of the non-GAAP measures to their most directly comparable GAAP measures are provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $6.1 million for the second quarter of 2026. Cash and cash equivalents, short-term bank deposits, short-term marketable securities, and long-term financial investments were $64.2 million as of June 30, 2026, compared to $75.7 million as of December 31, 2025. The decrease in cash and cash equivalents, short-term bank deposits, short-term marketable securities, and long-term financial investments was the result of the use of cash for the continued repurchase of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter. This was partially offset by cash generated from operating activities and proceeds from the maturity of marketable securities.

“I am pleased to announce strong financial results for the second quarter of 2026, reflecting well on the execution of our strategic initiative to transform AudioCodes into a voice AI-driven cloud software and services company,” stated Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

Second-quarter results were propelled again by sustained momentum across our two principal growth pillars: the Live suite of managed services for UCaaS and CX, alongside our Conversational AI business. Collectively, these segments advanced Annual Recurring Revenue (ARR) to $84 million, marking an increase of 20% compared to the year ago period. Notably, our Microsoft Teams business maintained its strong momentum, growing 5% year over year.

Consistent with the first quarter of this year, our Conversational AI business grew by more than 50% year over year in the second quarter, reflecting strong and broad-based demand across our Voice AI portfolio. The growing adoption of voice as the most natural and preferred medium for business communication and collaboration is becoming the experience of many and strengthens our confidence in the long-term growth potential of the business. During the quarter, Voice AI Connect and Live Hub delivered record bookings, driven by an accelerating pipeline, consistent new logo acquisition, and significant expansion within our existing customer base. These solutions support both virtual agent and agent-assist capabilities across the growing contact center market, in both cloud and on-premises deployments. Voca CIC, our Microsoft Teams-certified contact center solution has also generated good business progress. In addition, Meeting Insights, our enterprise-grade meeting intelligence solution for cloud and on-premises environments, continues to gain traction as customer interest grows and the opportunity pipeline steadily expands.

“Overall, we achieved our operational and financial targets through maintaining budgetary and managerial discipline. The ongoing investments in Live services and Voice AI have significantly contributed to our current success and position us favorably for continued healthy top-line growth throughout the remainder of 2026,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 2 of 9

Share Buy Back Program

In May 2026, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through November 12, 2026.

During the quarter ended June 30, 2026, the Company acquired 950,133 of its ordinary shares under its share repurchase program for a total consideration of $8.9 million.

As of June 30, 2026, the Company had $17.4 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

As of June 30, 2026, the total outstanding shares of the Company are 24,590,849.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a semi-annual cash dividend in the amount of 20 cents per share. The aggregate amount of the dividend is approximately $4.8 million. The dividend is payable on September 3, 2026, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 19, 2026.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Company’s Board of Directors.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company’s second quarter of 2026 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 3 of 9

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, X, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a global leader in enterprise voice and VoiceAI business solutions. We help organizations unlock the full value of voice, transforming every conversation, whether human or AI, into a strategic asset that drives better business outcomes. Our portfolio spans voice connectivity, unified communications and contact center integration, and next-generation voice AI applications that enhance collaboration, automate workflows and deliver real-time insights. With over 30 years of global experience and trusted by 65 of the Fortune 100, AudioCodes powers the intelligent enterprise, connecting people, platforms and data to move business forward.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance, product introductions and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as the term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to, the following: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular, including governmental undertakings to address such conditions; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades, the advent of artificial intelligence, and the ability to manage changes in market conditions and evolving regulatory regimes, as applicable; possible need for additional financing; the ability to satisfy covenants in AudioCodes’ financing agreements; possible impacts and disruptions from AudioCodes’ acquisitions, including the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impacts attributable to any pandemic or other public health crisis on our business and results of operations; the effects of the current and any future hostilities involving Israel, including in the regions in which we or our counterparties operate, which may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and any other factors described in AudioCodes’ filings made with the U.S. Securities and Exchange Commission from time to time. AudioCodes assumes no obligation to update the information in this release.

©2026 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, AudioCodes One Voice, AudioCodes Meeting Insights, and AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,414	$45,282
Short-term bank deposits	255	239
Short-term marketable securities	10,001	27,350
Trade receivables, net	62,877	67,358
Other receivables and prepaid expenses	18,581	19,064
Inventories	23,764	22,032
Total current assets	166,892	181,325

LONG-TERM ASSETS:
Long-term Trade receivables	$10,785	$13,065
Long-term financial investments	2,492	2,790
Deferred tax assets	7,026	7,773
Operating lease right-of-use assets	31,573	30,077
Severance pay funds	23,057	21,163
Total long-term assets	74,933	74,868

PROPERTY AND EQUIPMENT, NET	29,636	29,248

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,560	37,579
Total assets	$309,021	$323,020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	9,439	6,416
Other payables and accrued expenses	29,640	30,284
Deferred revenues	41,466	38,243
Short-term operating lease liabilities	7,430	6,635
Total current liabilities	87,975	81,578

LONG-TERM LIABILITIES:
Accrued severance pay	$19,097	$18,278
Deferred revenues and other liabilities	22,230	20,517
Long-term operating lease liabilities	33,938	31,348
Total long-term liabilities	75,265	70,143

Total shareholders’ equity	145,781	171,299
Total liabilities and shareholders’ equity	$309,021	$323,020

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Revenues:
Products	$56,508	$56,290	$28,378	$28,515
Services	68,593	65,162	34,580	32,563
Total Revenues	125,101	121,452	62,958	61,078
Cost of revenues:
Products	20,160	21,936	10,249	10,919
Services	22,455	21,258	11,348	11,035
Total Cost of revenues	42,615	43,194	21,597	21,954
Gross profit	82,486	78,258	41,361	39,124
Operating expenses:
Research and development, net	27,354	25,899	13,296	12,873
Selling and marketing	40,664	38,376	20,984	19,815
General and administrative	7,906	7,738	3,883	3,836
Total operating expenses	75,924	72,013	38,163	36,524
Operating income	6,562	6,245	3,198	2,600
Financial income (expenses), net	(2,141)	522	(1,759)	(1,194)
Income before taxes on income	4,421	6,767	1,439	1,406
Taxes on income, net	(1,991)	(2,445)	(962)	(1,100)
Net income	$2,430	$4,322	$477	$306
Basic net earnings per share	$0.09	$0.15	$0.02	$0.01
Diluted net earnings per share	$0.09	$0.15	$0.02	$0.01
Weighted average number of shares used in computing basic net earnings per share (in thousands)	25,826	29,202	25,185	28,877
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	26,322	29,699	25,753	29,353

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Gross profit	$82,486	$78,258	$41,361	$39,124
Gross margin	65.9%	64.4%	65.7%	64.1%
Share-based compensation (1)	153	225	75	130
Amortization expenses (2)	-	244	-	122
Non-GAAP gross profit	82,639	78,727	41,436	39,376
Non-GAAP gross margin	66.1%	64.8%	65.8%	64.5%
Operating income	$6,562	$6,245	$3,198	$2,600
Operating margin	5.2%	5.1%	5.1%	4.3%
Share-based compensation (1)	2,811	3,276	1,422	1,688
Amortization expenses (2)		266		133
Non-GAAP operating income	9,392	9,787	4,628	4,421
Non-GAAP operating margin	7.5%	8.1%	7.4%	7.2%
Net income	$2,430	$4,322	$477	$306
Net earnings per share	$0.09	$0.14	$0.02	$0.01
Share-based compensation (1)	2,811	3,276	1,422	1,688
Amortization expenses (2)	19	266	8	133
Exchange rate differences (3)		918		1,953
Non-GAAP net income	$7,648	$8,782	$3,887	$4,080
Non-GAAP diluted net earnings per share	$0.28	$0.29	$0.15	$0.14
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	27,075	30,422	26,430	30,120

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.

(2)	Amortization expenses related to intangible assets.

(3)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information. The non-GAAP measures used by the Company may not be comparable to similarly titled non-GAAP measures used by other companies.

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$2,430	$4,322	$477	$306
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,212	1,913	1,131	959
Amortization of marketable securities premiums and accretion of discounts, net	122	197	44	93
Decrease (increase) in accrued severance pay, net	(1,075)	76	(823)	(57)
Share-based compensation expenses	2,811	3,276	1,422	1,688
Decrease in deferred tax assets, net	690	307	165	(312)
Cash financial loss (income), net	407	22	168	(31)
Decrease in operating lease right-of-use assets	2,263	2,199	1,057	1,453
Decrease (increase) in operating lease liabilities	(374)	422	786	1,965
Decrease (increase) in trade receivables, net	6,761	(3,136)	(2,905)	(3,922)
Decrease (increase) in other receivables and prepaid expenses	483	(4,444)	850	(6,827)
Decrease (increase) in inventories	(1,866)	4,976	(911)	2,121
Increase in trade payables	2,883	87	1,269	1,376
Decrease in other payables and accrued expenses	(4,150)	6,750	2,009	9,345
Increase in deferred revenues	5,320	4,215	1,357	(432)
Net cash provided by operating activities	18,917	21,182	6,096	7,725

Cash flows from investing activities:
Proceeds from short-term deposits	(16)	(18)	(13)	(19)
Proceeds from financial investment	122	178	88	65
Proceeds from maturity of marketable securities	17,377	3,200	14,377	-
Purchase of financial investments	(135)	(442)	(135)	-
Purchase of property and equipment	(2,296)	(3,259)	(1,051)	(1,785)
Net cash provided by (used in) investing activities	15,052	(341)	13,266	(1,739)

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(22,548)	(11,818)	(8,876)	(6,610)
Cash dividends paid to shareholders	(5,289)	(5,326)	-	-
Proceeds from issuance of shares upon exercise of options	-	173	-	110
Net cash used in financing activities	(27,837)	(16,971)	(8,876)	(6,500)
Net increase (decrease) in cash and cash equivalents	6,132	3,870	10,486	(514)
Cash and cash equivalents at beginning of period	45,282	58,749	40,928	63,133
Cash and cash equivalents at end of period	$51,414	$62,619	$51,414	$62,619

AudioCodes Reports Second Quarter 2026 Results and Declares Semi-Annual Dividend of 20 cents per share	Page 9 of 9